SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                     ------------------------------

                             SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1)
                 of the Securities Exchange Act of 1934
                     ------------------------------

                      Krupp Realty Fund, Ltd. - III
                         (Name of Subject Company)

                  Madison Liquidity Investors 104, LLC
                  Madison/OHI Liquidity Investors, LLC
                                (Bidders)

                  UNITS OF LIMITED PARTNERSHIP INTERESTS
                      (Title of Class of Securities)

                                501128 10 2
                   (CUSIP Number of Class of Securities)

                      ------------------------------

                           Ronald M. Dickerman
                  Madison Liquidity Investors 104, LLC
                  Madison/OHI Liquidity Investors, LLC
                              P.O. Box 7461
                      Incline Village, Nevada 89452
                             (212) 687-0251

                                Copy to:

                            Jonathan N. Baum
                            Baum & Associates
                          39 Hollenbeck Avenue
                  Great Barrington, Massachusetts 01230
                             (413) 528-7980

                 (Name, Address and Telephone Number of
                Person Authorized to Receive Notices and
                  Communications on Behalf of Bidders)

                        Calculation of Filing Fee
    -----------------------------------------------------------------

      Transaction                                          Amount of
      Valuation*                                           Filing Fee
    ______________                                       ______________
      $532,100.00                                          $106.42

    -------------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 1,252 Units of Investor Limited Partnership Interests ("Units") of the subject company at $425.00 in cash per Unit.

[   ]  Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A               Filing Party:  N/A
Form or Registration Number:  N/A               Date Filed:    N/A

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1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Madison Liquidity Investors 104, LLC
     134022656

-----------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                               (a)  [ ]
                                               (b)  [X]
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3.   SEC Use Only

-----------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     AF
-----------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)
                                                    [ ]
-----------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,219     Madison Partnership Liquidity Investors 44, LLC
        18     Gramercy Park Investments, LP
        10     ISA Partnership Liquidity Investors, LP
     _____
     1,247
-----------------------------------------------------------------------
8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)
                                                                [ ]
-----------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     4.99
-----------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     OO
-----------------------------------------------------------------------


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Madison/OHI Liquidity Investors, LLC
     137167955

------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                     (a)  [ ]
                                                     (b)  [X]
------------------------------------------------------------------------
3.   SEC Use Only


------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     OO
------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)
                                                          [ ]
------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,219     Madison Partnership Liquidity Investors 44, LLC
        18     Gramercy Park Investments, LP
        10     ISA Partnership Liquidity Investors, LP
     -----
     1,247
------------------------------------------------------------------------
8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                          [ ]
------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     4.99
------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     OO


ITIM 1.   SECURITY AND SUBJECT COMPANY.

     (a) This Schedule relates to units of limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: c/o Berkshire Realty Affiliates, 470 Atlantic Avenue, Boston, MA 02210.

     (b) This Schedule 14D-1 relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser"), to purchase up to 1,252 Units for cash at a price equal to $425.00 per Unit less the amount of any cash distributions made on or after April 21, 1999, without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively.  The Issuer had 25,000 Units
outstanding as of March 31, 1999, according to its Form 10-K.   The
Purchaser s sole member and funding source, Madison/OHI Liquidity Investors, LLC (Madison/OHI ), may be deemed a co-bidder with respect to the offer described herein. As such, references in this Schedule to the Purchasers shall be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.

     (c)  The information set forth under the captions "Introduction
- Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.   IDENTITY AND BACKGROUND.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
          SUBJECT COMPANY.

     (a) Not applicable.

     (b) The information set forth in Section 14 "Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c)  Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
          THE BIDDER.

     (a)-(e) and (g)  The information set forth under the caption
"Future Plans" in the Offer to Purchase is incorporated herein by reference.

     (f)  Not applicable.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Certain Information Concerning the Purchaser of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a)  None.

     (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d)  None.

     (e)  None.

     (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated April 21, 1999
     (a)(2)    Agreement of Assignment and Transfer
     (a)(3)    Form of Letter to Unitholders dated April 21, 1999
     (a)(4)    None.
     (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.
     (c)(1)    Agreement between The Krupp Corporation and
               Gramercy Park Investments LP, dated as of May 22,
               1997 (the "May 22, 1999 Agreement").
     (c)(2)    Letter, dated March 26, 1999, from counsel to
               Gramercy Park Investments LP to The Krupp Corporation, supplementing the May 22, 1997 Agreement.
     (d)       None.
     (e)       Not applicable.
     (f)       None.


                               SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 21, 1999


                               Madison Liquidity Investors 104, LLC
                               By Ronald M. Dickerman, Managing Director


                               By:  /s/ Ronald M. Dickerman
                                    ---------------------------
                                    Name:   Ronald M. Dickerman
                                    Title:  Managing Director


                               Madison/OHI Liquidity Investors, LLC
                               By Ronald M. Dickerman, Managing Director


                               By:  /s/ Ronald M. Dickerman
                                    ---------------------------
                                    Name:   Ronald M. Dickerman
                                    Title:  Managing Director


                              EXHIBIT INDEX

Exhibit        Description
                                                                      Page
(a)(1)         Offer to Purchase dated April 21, 1999
(a)(2)         Agreement of Assignment and Transfer
(a)(3)         Form of Letter to Unitholders dated April 21, 1999
(a)(4)         None.
(b)(1)         Loan Agreement between Madison/OHI Liquidity Investors, LLC and
               Omega Healthcare Investors, Inc. dated as of October 2, 1998.
(c)(1)         Agreement between The Krupp Corporation and Gramercy Park
               Investments LP, dated as of May 22, 1997.
(c)(2)         Letter, dated March 26, 1999, from counsel to Gramercy Park
               Investments LP to The Krupp Corporation, supplementing the
               May 22, 1997 Agreement.
(d)            None.
(e)            Not applicable.
(f)            None.